SANGOMA TECHNOLOGIES CORPORATION

Condensed consolidated interim financial statements for the

three and nine month periods ended March 31, 2023 and 2022

(Unaudited in thousands of US dollars)

100 Renfrew Drive, Suite 100,
Markham, Ontario,
Canada L3R 9R6

Sangoma Technologies Corporation

March 31, 2023 and 2022

Sangoma Technologies Corporation
Condensed consolidated interim statements of financial position
As at March 31, 2023, and June 30, 2022
(Unaudited in thousands of US dollars, except per share data)

		March 31	June 30
	Note	2023	2022
		$	$
Assets
Current assets
Cash and cash equivalents	4	8,008	12,702
Trade and other receivables	4, 20	22,836	23,943
Inventories	6	18,653	17,426
Income tax receivable		1,165	—
Contract assets		1,576	1,225
Derivative assets	15	1,067	648
Other current assets		4,319	4,364
		57,624	60,308
Non-current assets
Property and equipment	7	9,540	10,274
Right-of-use assets	8	14,064	16,974
Intangible assets	9	165,642	191,369
Development costs	10	6,004	2,861
Deferred income tax assets		2,943	2,762
Goodwill	12	210,009	210,009
Contract assets		3,109	2,567
Derivative assets	15	677	700
Other non-current assets		653	709
		470,265	498,533
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4	23,537	28,568
Provisions	13	246	200
Sales tax payable		5,193	5,895
Income tax payable		—	1,885
Consideration payable	14	9,418	8,986
Operating facility and loans	15	17,700	17,700
Contract liabilities	16	10,574	11,580
Lease obligations on right-of-use assets	8	2,912	3,592
		69,580	78,406
Long term liabilities
Consideration payable	14	—	3,782
Operating facility and loans	15	78,950	86,925
Contract liabilities	16	3,772	3,487
Non-current lease obligations on right-of-use assets	8	12,291	14,397
Deferred income tax liabilities		15,542	16,657
Other non-current liabilities		951	1,071
		181,086	204,725
Shareholders’ equity
Share capital		241,577	203,032
Shares to be issued		138,347	179,132
Contributed surplus		17,770	15,055
Accumulated other comprehensive income		1,131	839
Accumulated deficit		(109,646)	(104,250)
		289,179	293,808
		470,265	498,533

Subsequent events (Note 21)
Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of loss and comprehensive loss
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended		Nine month periods ended
		March 31		March 31
	Note	2023	2022	2023	2022
			(Note 2)		(Note 2)
		$	$	$	$
Revenue	19	62,764	53,366	188,850	158,051
Cost of sales		18,340	16,165	58,300	45,624
Gross profit		44,424	37,201	130,550	112,427

Expenses
Sales and marketing		14,990	12,122	46,251	37,424
Research and development		9,497	8,238	28,153	24,357
General and administration		18,947	19,751	57,758	55,166
Foreign currency exchange (gain) loss		(66)	26	(130)	111
Interest expense (net)	4,8,14,15	1,666	474	4,876	1,727
Business acquisition costs	20	—	3,121	—	3,121
Restructuring and business integration costs		2,188	—	2,595	836
Exchange listing expense		—	—	—	1,051
Gain on change in fair value of consideration payable	14	(1,854)	(1,312)	(3,785)	(1,208)

Loss before income tax		(944)	(5,219)	(5,168)	(10,158)
Provision for income taxes
Current	11	730	983	1,515	1,791
Deferred	11	(989)	553	(1,287)	(416)
Net loss		(685)	(6,755)	(5,396)	(11,533)

Other comprehensive (loss) income
Items to be reclassified to net (loss) income
Change in fair value of interest rate swaps, net of tax	15	(357)	899	292	1,050
Comprehensive loss		(1,042)	(5,856)	(5,104)	(10,483)

Loss per share
Basic	17(iii)	$(0.02)	$(0.21)	$(0.17)	$(0.36)
Diluted	17(iii)	$(0.02)	$(0.21)	$(0.17)	$(0.36)

Weighted average number of shares outstanding
Basic	17(iii)	31,114,541	31,806,844	31,866,365	31,749,708
Diluted	17(iii)	31,114,541	31,806,844	31,866,365	31,749,708

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of changes in shareholders' equity
For the nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

	Note	Number of common shares	Share capital	Shares to be issued	Contributed surplus	Accumulated other comprehensive (loss) earnings	Retained earnings (accumulated deficit)	Total shareholders' equity
			$	$	$	$	$	$
Balance, July 1, 2021		19,021,642	172,462	192,102	5,393	(333)	6,530	376,154

Net income (loss)		—	—	—	—	—	(11,533)	(11,533)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	—	1,050	—	1,050
Common shares issued through business combination	17(i), 20	1,494,536	16,682	—	—	—	—	16,682
Deferred tax benefit on share issuance costs	11	—	138	—	—	—	—	138
Common shares issued for options exercised	17(i)	49,014	634	—	(214)	—	—	420
Rounding of fractional shares after share consideration		(28)	—	—	—	—	—	—
Share-based compensation expense	17(ii)	—	—	—	8,988	—	—	8,988
Balance, March 31, 2022		20,565,164	189,916	192,102	14,167	717	(5,003)	391,899

Balance, July 1, 2022		21,439,632	203,032	179,132	15,055	839	(104,250)	293,808

Net loss		—	—	—	—	—	(5,396)	(5,396)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	—	292	—	292
Common shares issued as installment for shares to be issued	17(i)	2,695,601	40,785	(40,785)	—	—	—	—
Common shares issued for options exercised	17(i)	11,024	67	—	(23)	—	—	44
Common shares purchased and cancelled	17(i)	(108,622)	(605)	—	—	—	—	(605)
Common shares returned from escrow	4	(142,124)	(1,702)	—	—	—	—	(1,702)
Share-based compensation expense	17(ii)	—	—	—	2,738	—	—	2,738
Balance, March 31, 2023		23,895,511	241,577	138,347	17,770	1,131	(109,646)	289,179
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of cash flows
For the nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

		Nine month periods ended
		March 31
	Note	2023	2022
Operating activities		$	$
Net loss		(5,396)	(11,533)
Adjustments for:
Depreciation of property and equipment	7	3,634	1,464
Depreciation of right-of-use assets	8	2,917	2,237
Amortization of intangible assets	9	25,727	22,936
Amortization of development costs	10	1,812	859
Income tax expense	11	228	1,375
Income tax paid		(3,984)	(2,211)
Share-based compensation expense	17(ii)	2,738	8,988
Interest on obligation on right-of-use assets	8	367	304
Unrealized foreign exchange loss (gain)		161	(269)
Accretion expense	14	435	—
Gain on lease modification	8	(36)	(105)
Loss disposal of property and equipment	7	307	196
Gain on change in fair value of consideration payable	14	(3,785)	(1,208)
Changes in working capital
Trade receivables		(946)	(1,676)
Inventories		(1,227)	(3,959)
Contract assets		(893)	(1,771)
Other assets		101	(751)
Sales tax payable		(702)	(652)
Accounts payable and accrued liabilities		(5,031)	(770)
Provisions		46	(164)
Other non current liabilities		(120)	—
Contract liabilities		(721)	(1,780)
Net cash provided by operating activities		15,632	11,510
Investing activities
Purchase of property and equipment	7	(3,207)	(1,123)
Development costs	10	(5,450)	(1,673)
Business combinations, net of cash and cash equivalents acquired	20	—	(46,708)
Net cash flows used in investing activities		(8,657)	(49,504)
Financing activities
Proceeds from operating facility and loan	15	5,300	45,000
Repayments of operating facility and loan	15	(13,275)	(10,914)
Repayment of right-of-use lease obligation	8	(3,133)	(2,369)
Common shares purchased and cancelled	17(i)	(605)	—
Issuance of common shares for stock options exercised	17(i)	44	420
Net cash flows provided by (used in) financing activities		(11,669)	32,137

Increase (decrease) in cash and cash equivalents		(4,694)	(5,857)
Cash and cash equivalents, beginning of the period		12,702	22,096
Cash and cash equivalents, end of the period		8,008	16,239

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
1.    General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company’s shares were traded on the TSX Venture Exchange under the symbol STC until November 1, 2021, at which point the Company’s shares commenced trading on the TSX. In conjunction with listing on the TSX, the Company’s shares were delisted from the TSX Venture Exchange. The Company’s shares commenced trading on NASDAQ on December 16, 2021. The Company was incorporated in Canada, its legal name is Sangoma Technologies Corporation and its primary operating subsidiaries for fiscal 2023 are Sangoma Technologies Inc., Sangoma US Inc., VoIP Supply LLC, Digium Inc., VoIP Innovations LLC, Star2Star Communications LLC, and NetFortris Corporation.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators in over 150 countries rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is 100 Renfrew Dr., Suite 100, Markham, Ontario, L3R 9R6 and the Company operates in multiple jurisdictions.

2.    Significant accounting policies

Statement of compliance and basis of presentation

These interim financial statements for the three and nine month periods ended March 31, 2023 and 2022 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2022 (“annual financial statements”) prepared in accordance with IFRS as issued by the IASB.

During the fourth quarter ended June 30, 2022, the Company identified an inconsistency in its treatment of certain revenues being recorded gross versus net. As a result, the Company corrected the presentation of revenue in its annual consolidated financial statements for the year ended June 30, 2022. As indicated in our management discussion & analysis for the fourth quarter ended June 30, 2022 (the “Fiscal 2022 MD&A”), the impacts of these changes to each quarter of fiscal 2022 were not material. In these unaudited condensed consolidated interim financial statements, the comparative periods have been reclassified for these changes. As a result, revenue, gross margin and sales and marketing expense have been reduced by $1,760 and $3,790 in the three and nine month periods ended March 31, 2022 as compared to amounts previously reported. The impact of this change had no impact on net loss or cash flow from operations for the comparative periods.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 11, 2023.

3.    Significant accounting judgements, estimates and uncertainties

These unaudited condensed consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2022. They were prepared using the same critical estimates and judgments in

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
applying the accounting policies as those of the audited consolidated financial statements for the year ended June 30, 2022, except for the following which are new in 2022.

On December 13, 2022, the Company adopted the Omnibus Equity Incentive Plan (the “Plan”). Under the Plan, the Company may grant participants Options, Performance Share Units (PSUs), Restricted Share Units (RSUs) and Deferred Share Units (DSUs). The PSUs, RSUs and DSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company and as set out in the participant’s equity award agreement). All PSUs, RSUs and DSUs are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no one longer serves on the board of the Company. RSUs vest over a three-year period after the date of grant. The expense is measured based on the fair value of the awards at the grant date.

PSUs vest in full at the end of a three-year period and the final amount is based 50% on market-based performance targets being met and 50% on non-market-based performance targets, with the conversion ratio for vested PSUs being from 0% to 150%. The expense related to the PSUs is measured (i) based on the fair value of the awards at the grant date using the Monte Carlo simulation, with respect to the 50% based on the market-based performance targets, and (ii) based on the fair value of the awards at the grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days.

The preparation of the interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with the corresponding effect on profit or loss, when, and if, better information is obtained.

4.    Financial instruments

The fair values of the cash and cash equivalents, trade and other receivables, contract assets, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments or as these financial instruments are fair valued at each reporting period. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate. Derivative assets and liabilities and consideration payable are recorded at fair value.

Cash and cash equivalents are comprised of:

	March 31	June 30
	2023	2022
	$	$
Cash at bank and on hand	8,008	12,702

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at March 31, 2023 and June 30, 2022 the Company had no cash equivalents.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended		Nine month periods ended
		March 31		March 31
	Note	2023	2022	2023	2022
		$	$	$	$
Interest income		(4)	(37)	(34)	(38)
Interest expense	15	1,470	424	4,108	1,461
Accretion expense	8, 14	200	87	802	304
Interest expense (net)		1,666	474	4,876	1,727

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

		March 31	June 30
	Note	2023	2022
		$	$
Trade receivables		16,991	16,045
Receivable related to working capital adjustment	20	5,845	7,898
Trade and other receivables		22,836	23,943

During the period ended March 31, 2023, the parties finalized the working capital provision in respect of the acquisition of NetFortris and the company received $2,053 from the escrow account, consisting of $351 in cash and $1,702 in the form of 142,124 common shares. The remaining balance of $5,845 as at March 31, 2023 relates to certain indemnification assets recorded in respect of liabilities assumed on the acquisition of Netfortris (June 30, 2022 - $7,898)

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	March 31	June 30
	2023	2022
	$	$
Trade receivables aging:
0-30 days	13,074	12,809
31-90 days	2,426	2,541
Greater than 90 days	3,804	2,976
	19,304	18,326
Expected credit loss provision	(2,313)	(2,281)
	16,991	16,045

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
The movement in the provision for expected credit losses can be reconciled as follows:

	March 31	June 30
	2023	2022
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(2,281)	(1,096)
Net change in expected credit loss provision during the period	(32)	(1,185)
Expected credit loss provision, ending balance	(2,313)	(2,281)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

Substantially all of the Company’s cash and cash equivalents are held with major Canadian or US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at March 31, 2023:

	within 12 months	12-24 months	24-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	23,537	—	—	—	23,537
Sales tax payable	5,193	—	—	—	5,193
Consideration payable	9,418	—	—	—	9,418
Operating facility and loans	17,700	17,700	23,500	37,750	96,650
Lease obligations on right of use assets	3,311	3,095	2,508	7,908	16,822
Other non-current liabilities	—	—	—	951	951
	59,159	20,795	26,008	46,609	152,571

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Canadian Dollars (CAD), Euros (EUR), and Great British Pounds (GBP), Hong Kong Dollars (HKD), Indian Rupees (INR), Philippine Peso (PHP), Australian Dollar (AUD), and Columbia Peso (COP) , therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities, and operating facility and loans. As at March 31, 2023, a 10% depreciation or appreciation of the

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
CAD, EUR, GBP, HKD, INR, PHP, AUD and COP currencies against the U.S. dollar would have resulted in an approximate $81 (June 30, 2022 - $59) increase or decrease, respectively, in total comprehensive loss.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 15) which bears interest at a floating rate. As at March 31, 2023, a change in the interest rate of 1% per annum would have an impact of approximately $487 (March 31, 2022 - $764) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 15) to manage the exposure to changes in SOFR-rate based interest rate. The fair value of the interest rate swaps was estimated based on the present value of projected future cash flows using the SOFR forward rate curve. The model used to value the interest rate swaps included inputs of readily observable market data, a Level 2 input. As described in detail in Note 15, the fair value of the interest rate swaps was a current asset of $1,067 and non-current asset of $677 on March 31, 2023 (June 30, 2022 - current asset of $648 and non-current asset of $700).

5.    Capital management

The Company’s objectives in managing capital are to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the period and apart from the financial covenants as discussed in Note 15, the Company is not subject to any other capital requirements imposed by external parties.

6.    Inventories

Inventories recognized in the condensed consolidated interim statements of financial position are comprised of:

	March 31	June 30
	2023	2022
	$	$
Finished goods	14,297	13,190
Parts	5,330	5,155
	19,627	18,345
Provision for obsolescence	(974)	(919)
Net inventory carrying value	18,653	17,426

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
7.    Property and equipment

		Office furniture		Stockroom
		and computer	Software and	and production	Tradeshow	Leasehold
	Note	equipment	books	equipment	equipment	improvements	Total
Cost		$	$	$	$	$	$
Balance at July 1, 2021		3,329	417	6,255	47	348	10,396
Additions through business combinations	20	540	2	3,619	—	11	4,172
Additions		893	41	808	—	126	1,868
Disposals		(25)	(2)	(231)	—	(10)	(268)
Balance at June 30, 2022		4,737	458	10,451	47	475	16,168
Additions		732	—	2,475	—	—	3,207
Disposals		(92)	—	(220)	—	—	(312)
Balance at March 31, 2023		5,377	458	12,706	47	475	19,063

Accumulated depreciation
Balance at July 1, 2021		1,371	314	872	41	146	2,744
Depreciation expense		1,081	99	1,888	6	78	3,152
Disposals		—	—	(1)	—	(1)	(2)
Balance at June 30, 2022		2,452	413	2,759	47	223	5,894
Depreciation expense		785	16	2,785	—	48	3,634
Disposals		—	—	(5)	—	—	(5)
Balance at March 31, 2023		3,237	429	5,539	47	271	9,523

Net book value as at:
Balance at June 30, 2022		2,285	45	7,692	—	252	10,274
Balance at March 31, 2023		2,140	29	7,167	—	204	9,540

For the three and nine month periods ended March 31, 2023, depreciation expenses of $235 and $759 (three and nine month periods ended March 31, 2022- $242 and $738) were recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss. Depreciation expenses in the amounts of $900 and $2,875 were included in cost of sales for the three and nine month periods ended March 31, 2023 (three and nine month periods ended March 31, 2022 - $238 and $726).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
8.    Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

	Note	Right-of-use assets
		$
Present value of leases
Balance as at July 1, 2021		17,955
Additions		5,536
Addition through business combination	20	3,277
Terminations		(1,536)
Adjustments due to lease modification		(2,002)
Balance at June 30, 2022		23,230
Additions		41
Terminations		(789)
Balance at March 31, 2023		22,482
Accumulated depreciation and repayments
Balance as at July 1, 2021		4,425
Depreciation expense		3,308
Terminations		(1,477)
Balance at June 30, 2022		6,256
Depreciation expense		2,917
Terminations		(755)
Balance at March 31, 2023		8,418
Net book value as at:
June 30, 2022		16,974
March 31, 2023		14,064

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

	Note	Lease Obligations
		$
Present value of leases
Balance as at July 1, 2021		14,243
Additions		5,535
Addition through business combination	20	3,277
Adjustments due to lease modification		(2,107)
Repayments		(3,407)
Accretion expense		442
Terminations		6
Balance at June 30, 2022		17,989
Additions		41
Adjustments due to lease modification		(36)
Repayments		(3,133)
Accretion expense		367
Effects of movements on exchange rates		(25)
Balance at March 31, 2023		15,203
Lease Obligations - Current		2,912
Lease Obligations - Non-current		12,291
		15,203

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
9.    Intangible assets

					Other
		Purchased	Customer		purchased
	Note	technology	relationships	Brand	intangibles	Total
		$	$	$	$	$
Cost
Balance at July 1, 2021		95,323	112,256	6,787	2,748	217,114
Business combinations	20	14,800	14,200	—	—	29,000
Balance at June 30, 2022		110,123	126,456	6,787	2,748	246,114
Balance at March 31, 2023		110,123	126,456	6,787	2,748	246,114
Accumulated amortization
Balance at July 1, 2021		7,809	11,336	2,135	1,856	23,136
Amortization expense		16,097	14,128	685	699	31,609
Balance at June 30, 2022		23,906	25,464	2,820	2,555	54,745
Amortization expense		13,355	11,655	608	109	25,727
Balance at March 31, 2023		37,261	37,119	3,428	2,664	80,472
Net book value as at:
Balance at June 30, 2022		86,217	100,992	3,967	193	191,369
Balance at March 31, 2023		72,862	89,337	3,359	84	165,642

Amortization expense is included in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss. For the three and nine month periods ended March 31, 2023, amortization expenses were $8,572 and $25,727 (three and nine month periods ended March 31, 2022 - $7,638 and $22,936).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
10.    Development costs

Cost	$
Balance at July 1, 2021	3,360
Additions	3,237
Investment tax credits	(628)
Balance at June 30, 2022	5,969
Additions	5,450
Investment tax credits	(495)
Balance at March 31, 2023	10,924

Accumulated amortization
Balance at July 1, 2021	(1,827)
Amortization	(1,281)
Balance at June 30, 2022	(3,108)
Amortization	(1,812)
Balance at March 31, 2023	(4,920)

	March 31, 2023	June 30, 2022
	$	$
Net capitalized development costs	6,004	2,861

Each period, additions to development costs are recognized net of investment tax credits accrued. In addition to the above amortization, the Company has recognized $8,709 and $26,341 of engineering expenditures as expenses during the three and nine month periods ended March 31, 2023 (three and nine month periods ended March 31, 2022- $7,638 and $22,936).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
11.    Income tax

The Company income tax expense is determined as follows:

	Three month periods ended		Nine month periods ended
	March 31		March 31
	2023	2022	2023	2022
Statutory income tax rate	26.15%	26.37%	26.15%	26.37%
			$	$
Loss before income tax	(944)	(5,219)	(5,168)	(10,158)

Expected income tax expense	(247)	(1,376)	(1,351)	(2,678)
Difference in foreign tax rates	2	13	(8)	23
Tax rate changes and other adjustments	—	9	—	9
Share based compensation	142	1,196	716	2,370
Other non deductible expenses	(29)	14	(62)	58
Changes in estimates	—	—	23	(23)
Scientific Research and Experimental Development (SR&ED)	20	—	56	—
Business acquisition costs	—	528	—	528
Gain on consideration payable	(486)	(323)	(992)	(297)
Stock options deduction revaluation adjustment	304	1,484	1,654	1,385
Earn-out amortization	22	—	114	—
Changes in tax benefits not recognized	13	(9)	78	—
Income tax expense	(259)	1,536	228	1,375

The Company’s income tax expense is allocated as follows:	$	$	$	$
Current tax expense	730	983	1,515	1,791
Deferred income tax expense	(989)	553	(1,287)	(416)
Income tax expense	(259)	1,536	228	1,375

12.    Goodwill

The carrying amount and movements of goodwill was as follows:

	Note
		$
Balance at July 1, 2021		267,398
Addition through business combinations	20	34,296
Goodwill Impairment		(91,685)
Balance at June 30, 2022		210,009
Balance at March 31, 2023		210,009

For the three and nine month periods ended March 31, 2023, there is no addition to goodwill. The company has evaluated for triggers of impairment at March 31, 2023 and has not identified any impairment.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
13.    Provisions

		Sales returns	Stock
	Warranty	& allowances	rotation
	provision	provision	provision	Total
	$	$	$	$

Balance at July 1, 2021	241	175	26	442
Additional provision recognized	(168)	(48)	(26)	(242)
Balance at June 30, 2022	73	127	—	200
Additional provision recognized (reversed)	14	(86)	118	46
Balance at March 31, 2023	87	41	118	246

The provision for warranty obligations represents the Company’s best estimate of repair and/or replacement costs to correct product failures. The sales returns and allowances provision represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period. The stock rotation provision represents the Company’s best estimate of the value of the products sold in the current financial period that may be exchanged for alternative products in a future period. The Company accrues for product warranties, stock rotation, and sales returns and allowances at the time the product is delivered.

14.    Consideration payable

As described in the annual consolidated financial statements, additional consideration in the amount of $13,269 could be payable as part of the acquisition of Star2Star on March 31, 2021. The fair value of consideration payable as of March 31, 2023 in the amount of $3,918 (June 30, 2022 - $6,017) was determined using an effective tax rate of 26.22% (June 30, 2022 – 26.22%) and a discount rate of 4.9% (June 30, 2022 – 4.9%). The fair value of the consideration payable is dependent upon the Company’s share price, foreign exchange rates and Company’s ability to utilize the underlying tax losses as they become available in each reporting period.

During the three and nine month periods ended March 31, 2023, the Company made payments of $nil and $nil (three and nine month periods ended March 31, 2022 - $nil and $nil), recognized accretion expense of $59 and $177 (three and nine month periods ended March 31, 2022 - $nil and $nil), and recognized a gain on change in fair value of $345 and $2,276 (three and nine month periods ended March 31, 2022 - gain of $1,312 and $1,208), respectively.

As described in Note 20, additional consideration of up to $11,500 could be payable as part of the acquisition of NetFortris Corporation. The fair value of consideration payable as of March 31, 2023 in the amount of $5,500 (June 30, 2022 - $6,751) was determined using a discount rate of 13.0% (June 30, 2022 - 13.0%). The fair value of the consideration payable is dependent upon the Company’s ability to meet certain operating targets as specified in the acquisition agreement. The amount of $5,500 was paid as described in Note 21.

During the three and nine month periods ended March 31, 2023, the Company made payments of $nil and $nil (three and nine month periods ended March 31, 2022 - $nil and $nil), recognized accretion expense of $25 and $258 (three and nine month periods ended March 31, 2022 - $nil and $nil), and recognized a gain on change in fair value of $1,509 and $1,509 (three and nine month periods ended March 31, 2022 - $nil and $nil).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
The fair value of consideration payable as at March 31, 2023 is summarized below:

	Note	$
Opening balance, July 1, 2021		9,102
Additions through business combination	20	6,543
Payments		(1,421)
Accretion value of earn out		798
Gain on change in fair value		(2,254)
Ending balance, June 30, 2022		12,768
Accretion value of earn out	4	435
Gain on change in fair value		(3,785)
Ending balance, March 31, 2023		9,418

Consideration payable - Current		9,418
Consideration payable - Non-current		—
		9,418

15.    Operating facility and loan and derivative assets and liabilities

(a)    Operating facility and loan

(i)The Company entered into a new loan facility with two banks and drew down the first tranche of $34,800 (CAD$45,699) on October 18, 2019. This new loan facility was used to pay down and close all existing loans and to fund part of the purchase of VoIP Innovations LLC. This term facility is repayable over five years on a straight-line basis.

The interest rates charged are based on Prime rate, US Base rate, London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin. Under the terms of these term facilities, the Company may convert the loans from variable to a fixed loan. The Company is required to lock in the interest rate on one half of the term loan within three months of each draw down. On January 21, 2020, the Company converted its US Base Rate loan to a one-month LIBOR loan plus the credit spread based on the syndicated loan agreement entered on October 18, 2019. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering a 5-year interest rate credit swap with the two banks for $8,700 each. On March 28, 2022 the credit agreement was amended and the LIBOR rate was replaced with the Secured Overnight Financing Rate (SOFR) and as at March 31, 2023 all loans were converted to SOFR based loans. The repayment schedule for the loan has not been impacted by these changes. The balance outstanding against this term loan facility as of March 31, 2023 is $14,500 (June 30, 2022 - $18,850). As at March 31, 2023, term loan facility balance of $5,800 (June 30, 2022 - $5,800) is classified as current and $8,700 (June 30, 2022 - $13,050) as long-term in the condensed consolidated interim statements of financial position.

(ii)On March 31, 2021, the Company amended its term loan facility with its lenders and drew down an additional $52,500 to fund part of the acquisition of StarBlue Inc. At the time of the draw down of the additional amounts, the following amendments were made to the agreement:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
•The provision for additional funding related to VoIP Innovations under the original agreement was no longer necessary and has been cancelled.
•The swingline facility was converted from CAD $2,000 to USD $1,500
•The revolver facility was converted from CAD $8,000 to USD $6,000
•The debt to equity ratio calculation now allows the Company to offset up to $10,000 of unrestrained funds against the outstanding amount of the debt.

The interest rates charged continue to be based on Prime rate, US Base rate, London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin until March 28, 2022 when the LIBOR rate was replaced with the Secured Overnight Financing Rate (SOFR) and as at March 31, 2023 all loans were converted to SOFR based loans. The incremental draw is repayable, on a straight-line basis, through quarterly payments of $2,188 and is due to mature on December 31, 2024. As at March 31, 2023, $8,750 (June 30, 2022 - $8,750) of the incremental facility is classified as current and $26,250 (June 30, 2022 - $32,812) is classified as long-term in the condensed consolidated interim statements of financial position.

(iii)On March 28, 2022, the Company amended its term loan facility with its lenders and drew down an additional $45,000 to fund part of the acquisition of NetFortris Corporation. At the time of the draw down of the additional amounts, the following amendments were made to the agreement: The interest rates charged is based on Prime Rate Loans, US Base Rate Loans, US Prime Rate Loans, Secured Overnight Financing Rate (SOFR) or Canadian Dollar Offered Rate (CDOR) plus the applicable margin. As at March 31, 2023 all loans were converted to SOFR based loans. The incremental draw is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 28, 2027. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter. As at March 31, 2023, $3,150 (June 30, 2022 - $3,150) of the incremental facility is classified as current and $38,700 (June 30, 2022 - $41,063) is classified as long-term in the condensed condensed consolidated interim statements of financial position.

(iv)The Company also had revolving credit facilities which included a committed revolving credit facility for up to $6,000 and a committed swingline credit facility for up to $1,500 both of which may be used for general business purposes. As of March 31, 2023, the amount of $5,300 (June 30, 2022 - $nil) remains outstanding and is classified as long term in the condensed consolidated interim statements of financial position.

For the three and nine month periods ended March 31, 2023, the Company incurred interest costs to service the borrowing facilities in the amount of $1,470 and $4,108 (for the three and nine month periods ended March 31, 2022 - $424 and $1,461). During the nine month period ended March 31, 2023, the Company borrowed $5,300 (nine month period ended March 31, 2022 - $nil) in operating facility and loans and repaid $13,275 (nine month period ended March 31, 2022 - $(10,914)).

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at March 31, 2023, and June 30, 2022 the Company was in compliance with all covenants related to its credit agreements.

(b)    Derivative assets and liabilities

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the condensed consolidated interim statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive income (loss), net of tax in the

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
condensed consolidated interim statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

On January 21, 2020, the Company converted its US Base Rate loan to a one-month LIBOR loan plus the credit spread based on the syndicated loan agreement entered into on October 18, 2019. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering into a 5-year interest rate credit swap with the two banks for $8,700 each to manage its exposure to changes in LIBOR-based interest rates. As of March 31, 2023 this was converted to a SOFR. The interest rate swap hedges the variable cash flows associated with the borrowings under the loan facility, effectively providing a fixed rate of interest for five years of the six-year loan term.

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of March 31, 2023, the notional amount of the interest rate swap was $42,565 (June 30, 2022 – $51,397). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2022 – 1.65%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

As at March 31, 2023, the fair value of the interest rate swap assets were valued at $1,067 (June 31, 2022 - $648) and non-current $677 (June 30, 2022 – $700). The current and non-current derivative assets were recording in the condensed consolidated interim statements of financial position.

For the three and nine month periods ended March 31, 2023, the change in fair value of the interest rate swaps, net of tax, was a (loss) gain of $(357) and $292 (three and nine month periods ended March 31, 2022 – gain of $899 and $1,050) was recorded in other comprehensive income (loss) in the condensed consolidated interim statements of loss and comprehensive loss. The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

16.    Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at March 31, 2023, and June 30, 2022 are below:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

	Note	$
Opening balance, July 1, 2021		15,754
Revenue deferred during the period		40,273
Deferred revenue recognized as revenue during the period		(42,625)
Additions through business combination	20	1,666
Ending balance, June 30, 2022		15,068
Revenue deferred during the period		20,887
Deferred revenue recognized as revenue during the period		(21,609)
Ending balance, March 31, 2023		14,346

Contract liabilities - Current		10,574
Contract liabilities - Non-current		3,772
		14,346

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)
17.    Shareholders' equity

(i)Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at March 31, 2023 and 2022, the Company’s issued and outstanding common shares consist of the following:

		Three month periods ended		Nine month periods ended
		March 31		March 31
	Note	2023	2022	2023	2022
		#	#	#	#
Shares issued and outstanding:
Outstanding, beginning of the period		23,066,378	19,061,208	21,439,632	19,021,642
Shares issued for business combinations	20	—	1,494,536	—	1,494,536
Shares issued as installment for shares to be issued		857,143	—	2,695,601	—
Shares purchased and cancelled		(29,800)	—	(108,622)	—
Shares returned from escrow	4	—	—	(142,124)	—
Shares issued upon exercise of options		1,790	9,420	11,024	49,014
Rounding of fractional shares in 2021 after share consolidation		—	—	—	(28)
Outstanding, end of the period		23,895,511	20,565,164	23,895,511	20,565,164

On March 31, 2021, the Company acquired StarBlue Inc. and issued 3,018,685 common shares valued in the amount of $66,873 as part of the consideration, and 18,456 common shares valued in the amount of $330 as part of the acquisition costs. Under the terms of the agreement, a further 12,695,600 common shares valued in the amount of $192,102 are to be issued in installments commencing on April 1, 2022. As of March 31, 2023 , 3,552,743 common shares were issued to StarBlue sellers in accordance with the installment schedule defined in the share purchase agreement. Following this issuance 9,142,856 common shares remain to be issued and the remaining $138,347 discounted value of the common shares is recorded as shares to be issued in the condensed consolidated interim statements of changes in shareholders’ equity.

During the nine month period ended March 31, 2023, a total of 11,024 (March 31, 2022 – 49,014) options were exercised for cash consideration of $44 (March 31, 2022 - $420), and the Company recorded a charge of $23 (March 31, 2022 – $214) from contributed surplus to share capital.

In the fourth quarter of fiscal 2022, the Company announced its intention to make an Normal Course Issuer Bid (“NCIB”) with respect to its Shares. Pursuant to the NCIB, Sangoma may, during the 12-month period commencing June 23, 2022 and ending no later than June 22, 2023, purchase up to 1,071,981 shares, representing 5% of the total number of 21,439,632 Shares outstanding, through the facilities of the TSX, the Nasdaq Global Select Market or alternative Canadian trading systems. Under the term of the NCIB, during the nine month period ended March 31, 2023, the Company purchased a total of 103,122 common shares (March 31, 2022 - $nilnil) at an average price of $5.42 per share, for total consideration of $559. During the nine month period ended March 31, 2023 103,122 of those common shares were settled and cancelled along with 5,500 common shares that were purchased in the fourth fiscal quarter of 2022, and the company recorded a total reduction of $605 (March 31, 2022 - $nil) in share capital for the value of share repurchased.

(ii)    Share based payments

On December 13, 2022, the Corporation’s shareholders approved the Plan, which replaces the previous share option plan (the “Legacy Plan”). No further grants will be made under the Legacy Plan.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

For the three and nine month periods ended March 31, 2023, the Company recognized share-based compensation expense in the amount of $541 and $2,738 (three and nine month periods ended March 31, 2022 - $4,536 and $8,988).

Stock Options

Under the Plan (and previously under the Legacy Plan), employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant or the volume weighted average trading price per share on the TSX during the five trading days immediately preceding the grant date. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation’s daily share price fluctuated over a period commensurate with the expected life of the options. During the nine month period ended March 31, 2023, the Corporation did not grant any options (March 31, 2022 – 55,000).

The following table shows the movement in the stock option plan:

	Number	Weighted
Measurement date	of options	average price
	#	$
Balance, July 1, 2021	1,587,310	19.55
Granted	340,714	17.59
Exercised	(49,014)	(8.59)
Expired	(154,408)	(27.04)
Forfeited	(664,508)	(24.63)
Balance, March 31, 2022	1,060,094	15.15
Balance, July 1, 2022	1,207,908	14.02
Exercised	(11,024)	(3.97)
Expired	(100,517)	(14.16)
Forfeited	(273,932)	(16.37)
Balance, March 31, 2023	822,435	13.36

The key assumptions used to fair value the grants were as follows:

	March 31	March 31
	2023	2022

Share price	—	$17.59
Exercise price	—	$17.59
Expected volatility	—	59.75%
Expected option life	—	5 years
Risk-free interest rate	—	0.93%

The following table summarizes information about the stock options outstanding and exercisable at the end of each period:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

		March 31, 2023			March 31, 2022
		Number of	Weighted		Number of	Weighted
	Number of	stock options	average	Number of	stock options	average
	stock options	outstanding and	remaining	stock options	outstanding	remaining
Exercise price	outstanding	exercisable	contractual life	outstanding	and exercisable	contractual life
$3.01 - $5.00	—	—	—	28,040	21,323	0.75
$5.01 - $7.00	67,338	57,054	0.74	103,210	65,644	1.74
$7.01-$9.00	226,500	—	4.25	—	—	—
$9.01 - $12.00	151,551	105,061	2.18	250,806	95,433	3.18
$12.01-$15.00	55,000	13,750	4.00	55,000	—	5.00
$15.01-$18.00	176,692	77,960	3.25	205,637	—	4.25
$18.01-$20.00	39,375	25,099	3.41	285,711	—	4.48
$20.01-$27.00	105,979	53,095	2.86	131,690	39,639	3.86
	822,435	332,019	3.13	1,060,094	222,039	3.71

The following table summarizes information about the DSUs, RSUs and PSUs granted and forfeited in the nine months ended March 31, 2023.

	DSU	PSU	RSU	Total
Awards outstanding July 1, 2022	—	—	—	—
Awards granted during the period	62,728	302,500	352,500	717,728
Awards forfeited during the period	—	(172,500)	(208,593)	(381,093)
Awards outstanding March 31, 2023	62,728	130,000	143,907	336,635

The fair value of each DSU is $3.51 per share.

The fair value of each RSU is $4.20 per share.

The fair value of each of the PSUs tied to non-market based performance targets is $4.20 per share. The fair value of each of the PSUs tied to market-based performance targets is $3.69 per share using the Monte Carlo simulation. The key assumptions used in the Monte Carlo simulation are:

	March 31, 2023	March 31, 2022
Share price	3.69	—
Expected volatility	60.00%	—
Time to expiry	2.52 years	—
Risk-free interest rate	4.08%	—

(iii)Loss per share

Both the basic and diluted loss per share have been calculated using the net loss attributable to the shareholders of the Company as the numerator.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

	Three month periods ended		Nine month periods ended
	March 31		March 31
	2023	2022	2023	2022
Number of shares:
Weighted average number of shares outstanding	21,971,685	19,111,244	22,723,509	19,054,108
Shares to be issued	9,142,856	12,695,600	9,142,856	12,695,600
Weighted average number of shares used in diluted earnings per share	31,114,541	31,806,844	31,866,365	31,749,708

Net loss for the period	$(685)	$(6,755)	$(5,396)	$(11,533)

Loss per share
Basic loss per share	$(0.02)	$(0.21)	$(0.17)	$(0.36)
Diluted loss per share	$(0.02)	$(0.21)	$(0.17)	$(0.36)

18.    Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties for the nine month periods ended March 31, 2023 and 2022.

19.    Segment disclosures

The Company operates in one operating segment; development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the three and nine month periods ended March 31, 2023 and 2022 as follows:

	Three month periods ended		Nine month periods ended
	March 31		March 31
	2023	2022	2023	2022
		(Note 2)		(Note 2)
	$	$	$	$
Products	12,221	16,427	40,552	48,515
Services	50,543	36,939	148,298	109,536
Total revenues	62,764	53,366	188,850	158,051

The sales in each of these geographic locations for the three and nine month periods ended March 31, 2023 and 2022 as follows:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

	Three month periods ended		Nine month periods ended
	March 31		March 31
	2023	2022	2023	2022
		(Note 2)		(Note 2)
	$	$	$	$
USA	57,518	48,315	174,363	141,384
Canada	908	1,231	2,873	4,134
All other countries	4,338	3,820	11,614	12,533
Total revenues	62,764	53,366	188,850	158,051

The non-current assets, in US dollars, in each of the geographic locations as at March 31, 2023, and June 30, 2022 are below:

	March 31	June 30
	2023	2022
	$	$
Canada	6,451	7,000
USA	406,190	431,225
Total non-current assets	412,641	438,225

20.    Business combinations

On March 28, 2022, the Company acquired NetFortris Corporation. The Company paid an aggregate purchase price of $64,820, net of a net working capital adjustment of $(8,942), and comprised of $50,418 cash consideration, 1,494,536 common shares at a fair value of $16,801. The Company issued 1,494,536 common shares including 327,241 shares representing a holdback for indemnification purposes on closing of the acquisition. The Company estimates that a further payment of $6,543 will be paid as part of an earn out that is up to $11,500 if certain operating targets are met. The Company incurred estimated transaction costs in the amount of $2,939 which were expensed and included in the condensed consolidated interim statements of loss andcomprehensive loss for the three month period ended March 31, 2022. The acquisition has been accounted for using the acquisition method under IFRS 3, Business Combinations.

The following table summarizes the fair value of consideration paid on the acquisition date and the preliminary allocation of the purchase price to the assets and liabilities acquired.

Consideration	$
Cash consideration on closing	43,868
Net working capital adjustment	(8,942)
Cash held in escrow for working capital	350
Cash held in escrow for telecom taxes	3,400
Cash held in escrow for indemnification	2,800
Additional consideration for earn out	6,543
Common shares issued on closing	13,122
Common shares reserved in escrow for indemnification	3,679
64,820

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three and nine month periods ended March 31, 2023 and 2022
(Unaudited in thousands of US dollars, except per share data)

Purchase price allocation	$
Cash	1,706
Trade receivables	1,822
Inventories	416
Property and equipment	4,172
Right-of-use assets	3,277
Other current assets	796
Other non-current assets	370
Deferred income tax asset	11,091
Accounts payable and accrued liabilities	(9,442)
Sales tax payable	(5,506)
Contract liabilities	(1,666)
Lease obligations on right-of-use assets	(3,277)
Other non-current liabilities	(235)
Intangible assets	29,000
Goodwill	32,296
64,820

21.    Subsequent events

NetFortris Earn-Out
Pursuant to the terms of the NetFortris Purchase Agreement, the NetFortris sellers were entitled to an earn-out payment for the first three quarters following the acquisition in the amount of $5,500. This earn-out was paid to the sellers on April 14, 2023. The Company has determined that this payment constitutes the entire earn-out payment owing to the NetFortris sellers pursuant to the NetFortris Purchase Agreement and as a result, no further earn-out payments are owing by the Company in connection with the NetFortris acquisition.

Second Amendment to the Second Amended and Restated Credit Agreement
On April 6, 2023 the Company entered into a second amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments and to amend the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. On April 23, 2023 the Company, drew down $8,600 from the revolving credit facility to fund the earn-out owing to the sellers pursuant to the stock purchase agreement dated March 28, 2022 (the “NetFortris Purchase Agreement”).

Acceleration of Quarterly Share Issuances
On March 27, 2023, the Company entered into an amendment to the stock purchase agreement dated January 28, 2021 in connection with the StarBlue acquisition, primarily to accelerate the remaining quarterly issuances of StarBlue shares. The remaining 9,142,856 common shares were issued to the StarBlue sellers on May 9, 2023. Following this issuance, the Company has no obligation to issue any additional shares in connection with the StarBlue acquisition.

22.    Authorization of the consolidated financial statements

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on May 11, 2023.